

October 12, 2010

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

> **Re: Audiovox Corporation**
> **Form 10-K for fiscal year ended February 28, 2010**
> **Filed May 14, 2010**
> **File No. 001-09532**

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.A. Risk Factors, page 9

1.   We note your response to prior comment 2. In addition to disclosing in future filings your election to rely on the "controlled company" exemption insofar as your nominating committee is concerned, please expand such filings to disclose as a separate risk factor the risks resulting from your ability to rely on "controlled company" exemptions at any time. As one example, it appears that you could, at any time, decide to not have a majority of your board be independent.

Item 10. Directors, Executive Officers . . ., page 29

2.   We note your response to prior comment 3 and we reissue the comment. In addition to providing the disclosure in your future filings, please amend your filing to provide the disclosures required by Item 401 of Regulation S-K with respect to your executive officers.

Item 11. Executive Compensation, page 29

3.   Regarding your response to prior comment 4:

- You say the "Company" conducted an internal study. Please expand to clarify how an entity could conduct a study absent the involvement of individuals;

- Expand to clarify what process was followed in the internal study you mention. For example, did you examine and assess the amounts and nature of compensation paid to your employees? What aggravating and mitigating factors did you consider and how did you determine the relative weight to assign to those factors?;

- It appears the study related only to "each of [your] PEO, PFO, NEO's and other senior vice presidents and vice presidents," and not all employees. Therefore, since it appears you did not consider compensation practices and policies for all employees, it is unclear how the limited study you cite enables you to conclude that no disclosure is required pursuant to Regulation S-K Item 402(s).

4.   In your response to prior comment 5, you say that the amounts disclosed represent the full compensation expense for the awards, which appears to be inconsistent with the requirements of Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009), to disclose the grant date fair value of the option awards and the required footnotes. Therefore, we reissue that comment.

5.   We note your response to prior comment 7. It is unclear how you concluded that disclosing only one number in note 2 satisfies the requirements of Item 402(d)(2)(viii) of Regulation S-K with respect to each named executive officer. It is also unclear how the option awards mentioned in the table all had the same value given your disclosure that each named executive received a different number of securities underlying the options. Therefore, we reissue prior comment 7.

6.   We note your response to prior comment 8. Although the amounts may be calculable at the time the information is reported, the amounts appear to relate to a plan-based award granted during the last completed fiscal year. Therefore, your table should include the information required by Regulation S-K Item 402(d)(2)(iii). Please amend accordingly.

Definitive Proxy Statement on Schedule 14A

7.   We note your response to prior comment 11. It is not clear how you determined that you complied with the requirement in Item 407(c)(2)(vi) of Regulation S-K that you disclose whether, and if so how, the board considered diversity when identifying nominees for director. Please include this disclosure in your future filings and provide us with draft

disclosure in your next response. To the extent you have a policy regarding the consideration of diversity, please include a discussion of this policy in your response and in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Robert S. Levy, Esq.
                Levy, Stopol & Camelo, LLP